FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 27, 2003

NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

MATERIAL CHANGE REPORT

Section 118 of the Securities Act (Alberta) (Form 27)

Section 85 of the Securities Act (British Columbia) (Form 53-901F) and

Section 75(2) of the Securities Act (Ontario) (Form 27)

Item 1.

Reporting Issuer

NDT VENTURES LTD. (the "Issuer"), 860 - 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2:

Date of Material Change

February 21, 2003 and February 26, 2003

Item 3:

Press Release

Press releases dated February 11, 2003 and February 17, 2003 was released in Vancouver, B.C.

Item 4.

Summary of Material Change

The TSX Venture Exchange has approved the Issuer's grant of incentive stock options and its acquisition of the Melville Project situated in Nunavut.

Item 5.

Full Description of Material Change

The Issuer has obtained TSX Venture Exchange (the "Exchange") approval effective February 21, 2003, to the grant of incentive stock options to the following directors and employees:

Name

No. of Shares

Bruce McLeod

175,000

Fred Hewett

200,000

David Visagie

125,000

Donald McLeod

150,000

Gail Sharp

100,000

Susan Walker

15,000

Alfred Kwong

100,000

Donald Moore

150,000

Neil Briggs

150,000

James Stewart

150,000

Bruce Grant

150,000

Tim Kirby

20,000

The options are exercisable up to February 17, 2008 at $0.15 per share.

Effective February 26, 2003, the Exchange has accepted for filing documentation whereby the Issuer and Navigator Exploration Corp. ("Navigator") (collectively the "Optionees") have entered into an agreement dated December 31, 2002 with Stornoway Ventures Ltd., Northern Empire Minerals Ltd. and Hunter Exploration Group (collectively the "Optionors" or the "Aviat JV"). Subject to a 2% gross-overriding royalty interest retained by Hunter Exploration Group, the Optionees can earn a 60% collective interest (as to 30% each) in approximately 1,000,000 acres on the Melville Peninsula and Baffin Island, Nunavut, known as the Melville Project.

The aggregate consideration is as follows:

1.

Funding in equal parts by each of the Issuer and Navigator, the acquisition by the Optionors of approximately 1,000,000 acres of exploration permits covering the Melville Project at a cost of $100,000 but not to exceed $125,000.

2.

The issuance of 100,000 common shares and 100,000 warrants to purchase shares to Hunter Exploration Group by each of the Issuer and Navigator. The warrants will be exercisable to acquire one additional share of each of the companies at a price equal to 125% of the average closing price of the relevant company's shares for the five trading days after the Issuer and Navigator publicly announced the agreement. In the case of Navigator, the warrants will be exercisable at $0.50 and in the case of the Issuer, the warrants will be exercisable at $0.19.

3.

Incurring an aggregate of $1,000,000 in exploration expenditures and filing all representation work necessary to maintain all or portion of the Melville Project in good standing until an aggregate of $1,000,000 has been spent on exploration expenditures.

The Optionees can reduce the royalty to 1% by paying an aggregate of $3,000,000.

In February 2003 the Aviat JV announced that diamonds had been recovered from two separate kimberlite occurrences on their Aviat North Property, which is adjacent to the Melville Project. The AV-1 discovery is a kimberlite outcrop measuring 40 m by 8 m that returned a total of 228 diamonds from a 186-kg surface sample.  The other discovery, located two-km southwest of AV-1, consists of a series of angular kimberlite boulders.  This zone yielded 92 diamonds from a 43-kg sample. Both kimberlite occurrences were discovered during a regional 2002 summer sampling and prospecting program designed to follow-up on indicator mineral anomalies generated during 2001. The ultimate size and nature of AV-1 is unknown at the present time and remains open in all dimensions. The diamond counts and size distributions are favorably comparable to other potentially economic diamond occurrences in Canada.

The most northerly of the three permit blocks within the Melville Project, known as Fury, is located on the southern coast of Baffin Island and on islands to the south, directly across the narrow Fury Strait from the Melville Peninsula. This block covers ground between a large DeBeers land position on Baffin Island and the Aviat North property to the SW. Its closest boundary is just 50 kilometres to the northeast of the AV-1 outcrop.

The second block of prospecting permits, known as the Scarp, lies about 70 kilometres to the south of AV-1 in the central portion of Melville Peninsula.  LandSat imagery and geophysics suggest the presence of an east-west trending crustal scale break that could have significance to kimberlite emplacement.

The third block of permits, known as Scent, is about 40 kilometres farther to the south of the Scarp permit. The Scent permits were acquired on the basis of reporting by the Geological Survey of Canada that has identified a series of at least six showings of 'serpentinized ultramafic rock' situated within Archean granite. The true nature of these bodies is not known at this time; however, given that the AV-1 kimberlite outcrops at surface they represent excellent exploration targets.

The ground comprising the Melville Project has seen essentially no modern exploration activity but is part of the same geologic province as the Aviat JV discovery and from an exploration perspective, is considered to be equally as permissive for discovery of kimberlites and diamonds.

The Issuer considers the acquisition of the Melville Project to be an opportunity to become involved in an exciting new grass-roots diamond exploration venture and is optimistic that systematic exploration of the land holdings comprising the Melville Project could result in new kimberlite discoveries by using proven geochemistry, geophysics and remote sensing techniques.

The Issuer has commenced planning for the 2003-exploration program on the Melville Project.

Item 6.

Reliance on Section 85(2) of the Securities Act (B.C.), Section 118 (2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

This report is not being filed on a confidential basis.

Item 7.

Omitted Information

No material information has been omitted.

Item 8.

Senior Officers

To facilitate any necessary follow-up by the Commission, contact Fred G. Hewett, President or D. Bruce McLeod, Vice President at (604) 687-7545 who are knowledgeable about the material change and the report.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 27th day of February, 2003

NDT VENTURES LTD.

Per:

"signed"

Gail Sharp, Corporate Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT Ventures Ltd.

(Registrant)

By:/s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: February  27, 2003